(d)(9)(i)

January 1, 2016

Voya Equity Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Re:          Expense Limitation Recoupments

Ladies and Gentlemen:

Voya Investments, LLC (“VIL”) and Voya Equity Trust (“VET”) have entered into the Expense Limitation Agreement dated January 1, 2016 (the “ELA”).  The ELA provides that VIL will limit the expense ratios of Voya MidCap Opportunities Fund (“MidCap Opportunities Fund”) and Voya SmallCap Opportunities Fund (“SmallCap Opportunities Fund”) (each a “Fund,” together, the “Funds”) through waivers of advisory fees and reimbursements of expenses.  On October 1, 2013, the expense limits were modified for MidCap Opportunities Fund and SmallCap Opportunities Fund, and on October 1, 2014, the expense limits were increased with respect to the Class I shares of SmallCap Opportunities Fund.

Under Section 2 of the ELA, captioned “Right to Recoupment,” if VIL has waived or reduced any advisory fees relating to the 36 months prior to the date of any month-end calculation pursuant to Section 1.4 of the ELA (the “Calculation Date”), VIL is entitled to recoup monies from each Fund if, among other things, on the Calculation Date the “aggregate Term to Date Fund Operating Expenses” of a class of each Fund are less than the class’ “Pro-Rated Expense Cap” (as each such term is defined under the ELA).

Consistent with the terms of the expense limitation recoupment letter previously entered into between the parties, by VIL’s execution of this letter agreement, VIL agrees that, beginning on October 1, 2013, for each Fund’s Classes A, B, C, I, O, R, R6, and W shares, as applicable, and, beginning on October 1, 2014, for SmallCap Opportunities Fund’s Class I shares (the “ELA Amendment Date”), VIL’s right to recoupment under the ELA with respect to each Fund will be modified to reflect increases to each Fund’s expense limits implemented on the ELA Amendment Date.  The modification is as follows:

If on any Calculation Date the aggregate Term to Date Fund Operating Expenses for any class of each Fund are less than the Pro-Rata Expense Cap for that class and VIL elects to recoup waivers and reimbursements paid to each Fund during the preceding 36-month period which have not already been recouped, with respect to any waivers or fee reductions effected prior to the ELA Amendment Date, VIL waives its right to recoupment for amounts paid that are attributable to the difference between:  (1) the Pro-Rata Expense Cap implemented on the ELA Amendment Date; and (2) the Pro-Rata Expense Cap in effect for each Fund prior to the ELA Amendment Date.  VET acknowledges that any payments recouped by VIL pursuant to Section 2 of the ELA for any class prior to the ELA Amendment Date are not subject to this waiver agreement.

This letter agreement shall terminate upon termination of the ELA.  Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Trustees of VET.

Please indicate your agreement to this Agreement by executing below in the place indicated.

Sincerely

		By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC
Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Equity Trust